SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Enveric Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

29405E109
(CUSIP Number)

December 30, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29405E109	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,147,915(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,147,915(1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,915(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote 1 below ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(1)
12	TYPE OF REPORTING PERSON IN

 (1) Represents (i) 669,355 shares of common stock of Issuer held through Bezalel Partners, LLC (“Bezalel”), (ii) 121,599 shares of common stock of Issuer underlying 121,599 shares of Series B Convertible Preferred Stock of Issuer (“Series B Preferred Stock”) held by Bezalel and which are currently convertible, (iii) 150,836 shares of common stock of Issuer held by Mr. Stefansky, and (iii) options held by Mr. Stefansky to purchase up to 206,125 shares of common stock of Issuer that are currently exercisable. Mr. Stefansky is the natural person with voting and dispositive power over shares of Bezalel and is therefore deemed to have beneficial ownership of the shares held by Bezalel. As of the date of this filing, Bezalel owns an additional 140,901 shares of Series B Preferred Stock not reflected in the table above which are convertible into 140,901 shares of common stock of the Issuer, except for a limitation set forth in the terms of the Series B Preferred Stock that Bezalel (including its affiliates) may not convert shares of the Series B Preferred Stock if such conversion would result in Bezalel (including its affiliates) owning more than 9.99% of the Issuer’s currently outstanding number of shares of common stock. Thus, the number of shares of the Issuer's common stock beneficially owned by Bezalel and Mr. Stefansky as of the date of this filling was 1,147,915, which is 9.99% of the 11,595,109 shares of common stock of the Issuer that were outstanding on that date (as reported in the Issuer's Current Report on Form 8-K filed on January 12, 2021).

CUSIP No. 29405E109	13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Bezalel Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,147,915(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 1,147,915(1)
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,147,915(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote 1 below ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(1)
12	TYPE OF REPORTING PERSON OO

(1) Represents (i) 669,355 shares of common stock of Issuer held through Bezalel Partners, LLC (“Bezalel”), (ii) 121,599 shares of common stock of Issuer underlying 121,599 shares of Series B Convertible Preferred Stock of Issuer (“Series B Preferred Stock”) held by Bezalel and which are currently convertible, (iii) 150,836 shares of common stock of Issuer held by Mr. Stefansky, and (iii) options held by Mr. Stefansky to purchase up to 206,125 shares of common stock of Issuer that are currently exercisable. Mr. Stefansky is the natural person with voting and dispositive power over shares of Bezalel and is therefore deemed to have beneficial ownership of the shares held by Bezalel. As of the date of this filing, Bezalel owns an additional 140,901 shares of Series B Preferred Stock not reflected in the table above which are convertible into 140,901 shares of common stock of the Issuer, except for a limitation set forth in the terms of the Series B Preferred Stock that Bezalel (including its affiliates) may not convert shares of the Series B Preferred Stock if such conversion would result in Bezalel (including its affiliates) owning more than 9.99% of the Issuer’s currently outstanding number of shares of common stock. Thus, the number of shares of the Issuer's common stock beneficially owned by Bezalel and Mr. Stefansky as of the date of this filling was 1,147,915, which is 9.99% of the 11,595,109 shares of common stock of the Issuer that were outstanding on that date (as reported in the Issuer's Current Report on Form 8-K filed on January 12, 2021).

CUSIP No. 29405E109	13G	Page 4 of 6 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Enveric Biosciences, Inc., a Delaware corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 4851 Tamiami Trail N., Suite 200, Naples, Florida 34103.

Item 2(a).	NAME OF PERSON FILING:

This Amendment No. 1 to Schedule 13G is jointly filed by and on behalf of each of David Stefansky and Bezalel Partners LLC, a Delaware limited liability company (“Bezalel,” and together with Mr. Stefansky, the “Reporting Persons”).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the Reporting Persons is 265 E. 66th St., Apt. 6C, New York, NY 10065.

Item 2(c).	CITIZENSHIP:

Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

876037 102
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please pecify the type of institution: ___________________________________________

Item 4.	OWNERSHIP.

(a)	Amount Beneficially Owned: See Item 9 on the cover pages hereto.

(b)	Percent of Class: See Item 11 on the cover pages hereto.

CUSIP No. 29405E109	13G	Page 5 of 6 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

	(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

	(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

The Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29405E109	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 9, 2021

BEZALEL PARTNERS LLC

By:	/s/ David Stefansky
Name:	David Stefansky
Title:	Managing Member

David Stefansky

/s/ David Stefansky